Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
22nd Floor
20 Queen Street West
Toronto ON M5H 3S8
22e étage
20, rue Queen ouest
Toronto ON M5H 3S8

# RECEIPT

## Excellon Resources Inc.

This is the receipt of the **Ontario Securities Commission** for the **Preliminary Short Form Prospectus** of the above Issuer dated **August 12, 2019** (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in **British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador**. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

**August 12, 2019**

*Sonny Randhawa*

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 2950441